UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DESTINATION MATERNITY CORPORATION

(Exact name of Registrant as specified in Charter)

Delaware	0-21196	13-3045573
(State or Other Jurisdiction of Incorporation or Organization)	Commission File number	(I.R.S. Employer Identification Number)

Ronald J. Masciantonio

Executive Vice President & Chief Administrative Officer

232 Strawbridge Drive

Moorestown, New Jersey 08057

(856) 291-9700

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Destination Maternity Corporation is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) for the reporting period from January 1, 2014 to December 31, 2014. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the production or functionality of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

Destination Maternity Corporation is the world’s largest designer and retailer of maternity apparel. In the United States and Canada, Destination Maternity operates 1,875 retail locations, including 564 stores, predominantly under the trade names Motherhood Maternity®, A Pea in the Pod®, and Destination Maternity®, and 1,311 leased department locations, and sells on the web through its DestinationMaternity.com and brand-specific websites. Destination Maternity also distributes its Oh Baby by Motherhood® collection through a licensed arrangement at Kohl’s® stores throughout the United States and on Kohls.com. In addition, Destination Maternity has international store franchise and product supply relationships in the Middle East, South Korea, Mexico and Israel. Throughout this report, “Destination Maternity”, “DMC”, “we”, “us” or “our” means Destination Maternity Corporation and its consolidated subsidiaries and their predecessors.

We design and contract for the production of over 90% of the products we sell using factories located throughout the world, predominantly outside of the United States. A majority of our products are purchased as finished product made to our design specifications (“Company Branded Products”). We sometimes arrange for the purchase of certain components of Company Branded Products, which we refer to as “Trim,” which are then included on such final finished product. “Trim” includes, without limitation, the following types of products: buttons, zippers, underwire for bras, hooks and eyes, snaps, rivets, buckles and flat hooks. We purchase such Trim from the inventory made available by our suppliers.

As part of our preparation of this report, we conducted a review of all Company Branded Products manufactured in 2014 to determine which, if any, of those products may contain Conflict Minerals. We concluded that, as a retail apparel company, the only component of our products that could potentially contain Conflict Minerals would be Trim.

At this time, taking into account our due diligence to date, we are not certain whether any of the Trim pieces incorporated into the Company Branded Products that we manufactured in 2014 contain any Conflict Minerals that were intentionally added and that are necessary to either the functionality or production of any such products, nor are we certain about the country of origin of any such Conflict Minerals. Therefore, we are filing this Form SD in the exercise of caution. We will continue to evaluate whether we are required to file any Forms SD in the future.

Item 1.02 Exhibit

Exhibit 1.01 is hereby incorporated into this Item 1.02 by reference.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DESTINATION MATERNITY CORPORATION

Date: May 29, 2015	By:	/s/ Judd P. Tirnauer
Judd P. Tirnauer
Executive Vice President & Chief Financial Officer